Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA 94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880  |  San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

January 7, 2010

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long

Assistant Director

Re:	REG Newco, Inc.

Amendment No. 5 to Registration Statement on Form S-4

Filed December 29, 2009

File No. 333-161187

Dear Ms. Long:

REG Newco, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated January 5, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Amendment No. 5 to Registration Statement on Form S-4

Unaudited Pro Forma Financial Information, page 37

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 42

Footnote (l)

1.

Please revise your footnote to explain the nature of the pro forma adjustments represented in the line item, “Less-accretion of preferred stock to redemption value,” as well as how the amount of each adjustment was calculated.

January 7, 2010

Response: The Registrant has revised the table on page 10 and the pro forma income statements on pages 39 and 40 to correct a calculation error contained in the previous filing. The registrant has provided additional footnote disclosure on page 48 as footnote (o) in response to the Staff’s comment.

2.	Please address the appropriateness of using the August 1, 2011 redemption date rather than a redemption date “at any time after a four year period from the date of closing of the consolidation transactions,” in regard to the Newco preferred shares.

Response: In new footnote (o), the Registrant explains that the redemption date for purposes of the pro forma financial statements is December 31, 2011, which is four years after the assumed closing date of January 1, 2008.

3.

We assume the language in the first sentence of your footnote should indicate “redemption value” in lieu of the term “liquidation value.” If so, please revise this footnote, and also revise your preferred stock accretion accounting policy on pages F-12 and F-44.

Response: The Registrant has revised the language in the footnote and pages F-12 and F-44 to refer to “redemption value” rather than “liquidation value” in response to the Staff’s comment.

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 7, 2010

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White

Blair W. White

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone